

April 16, 2015

<u>Via E-Mail</u>
Lou R. Kling
Skadden, Arps, Slate, Meagher & Flom LLP
Four Time Square
New York, NY 10036-6522

>   **Re:**   **E. I. du Pont de Nemours and Company**
>   **DEFA14As filed April 16, 2015**
>   **File No. 1-00815**

Dear Mr. Kling:

We have reviewed the filings listed above and have the following comments:

<u>DEFA14A filed April 16, 2015 – Letter From the CEO dated April 16, 2015</u>

We believe that predictions as to future stock price may be particularly susceptible to misinterpretation and should be clearly supported by analyses and accompanied by appropriate limiting language.

In future soliciting materials, support for a particular valuation figure should be included, where possible, with the soliciting materials where the figure appears, rather than through a citation to additional soliciting materials available elsewhere. In those instances where the volume of supporting material makes it impracticable to restate all supporting materials, your citation should be more specific (including page number and subject heading, as applicable). We note that in the citation above to the September 16, 2014 letter to the DuPont Board, the letter itself must be searched on the www.DuPontCanBeGreat.com web site, and it attaches a 35-page white paper containing numerous facts and figures. Under those circumstances, it may be difficult and time-consuming for shareholders to identify the specific facts and analyses supporting your projection of future value, which we believe is problematic under Note A to Rule 14a-9.

1. Rule 14a-9 prohibits false or misleading statements in soliciting materials. Note A to Rule 14a-9 lists as an example of statements that may be misleading under particular facts and circumstances "[p]redictions as to specific future market values." Similarly, forecasts for other metrics such as revenue, earnings growth, market share, etc. can be misleading under Rule 14a-9 when not accompanied by appropriate clarifying language explaining the bases for and limitations on the projected figures. The April 16, 2015 letter from CEO Eileen Kullman contains multiple projections and forecasts that must be

clarified and supported to avoid implicating Rule 14a-9's prohibition on false and misleading statements in soliciting materials. These include the following:

- The estimated revenue growth figures for the years through 2020;
- The specific forecast for the agriculture and nutrition offerings business segment of $20-24 billion in revenues by 2020;
- The specific forecast for the advanced materials portfolio for revenues of $16-20 billion by 2020; and
- The specific forecast for "bio-based industrials" for revenues of $3-4 billion by 2020.

In each case, revise to explain the assumptions underlying the projected figures and to explain what specific factors could cause them to change.

2. See our last comment above. In the case of each projections cited, the letter includes an accompanying estimate of annual growth presumably used in arriving at that figure. Clarify how you arrived at such projected growth figures by explaining the key underlying assumptions and limitations for each. In addition, for each growth estimate, clarify the time period for the forecast. For example, you state that you expect the bio-based industrial market will grow by at least 5-8% annually "over the long term." What is the time period that constitutes the "long term" for these purposes?

Please make the above revisions in an amended filing and advise how you will disseminate it. Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions